

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

October 14, 2015

Via E-mail
Larry Kravetz
President and Director
Barclays Commercial Mortgage Securities LLC
745 Seventh Avenue
New York, New York 10019

> **Re: Barclays Commercial Mortgage Securities LLC**
> **Registration Statement on Form SF-3**
> **Filed September 17, 2015**
> **File No. 333-206987**

Dear Mr. Kravetz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2.   Please provide us with your legal analysis why you have not qualified the pooling and servicing agreement under the Trust Indenture Act (TIA), including how you believe these certificates differ from asset-backed securities issued in the form of notes, which

are subject to the TIA. Please also confirm that you understand that the TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement). See TIA Section 309(a).

3.   We note your use of the term "prospectus supplement" throughout the form of prospectus. Please revise such references to refer to the "prospectus." Refer to General Instruction IV of Form SF-3.

Cover Page of the Registration Statement

4.   We note your footnote on the cover page of the registration statement that this registration statement on Form SF-3 amends your registration statement on Form S-3 filed on June 4, 2015. Please also revise footnote 2 to the "Calculation of Registration Fee" table to clarify that: (1) you filed a replacement registration statement on Form S-3 on June 4, 2015 (File No. 333-204714) and (2) you have pre-effectively amended the replacement registration statement on Form S-3 to a registration statement on Form SF-3.

5.   For subsequent amendments, please use file number 333-206987 with respect to this registration statement on Form SF-3 rather than the file number for the prior registration statement on Form S-3.

Cover Page of the Form of Prospectus

6.   We note your statement here that "[c]redit enhancement will be provided [solely] by certain classes of subordinate certificates" and your placeholder to identify other credit enhancement, if applicable. However, your disclosure on page 33 states that "[o]ther than the subordination of certain classes of certificates… no other form of credit enhancement will be available." Please reconcile these statements.

7.   We note your bracketed disclosure, beginning on page 320, regarding a possible interest rate swap. Please include a placeholder on the cover page of the prospectus for a brief description of the interest rate swap and the identity of the swap counterparty. Refer to Item 1102(h) of Regulation AB.

Summary of Terms

Relevant Parties – Significant Obligors, page 22, and Description of the Mortgage Pool – Significant Mortgage Loans and Significant Obligors, page 130

8.   We note that you contemplate including any obligor, property or lessee representing 10% or more of the asset pool as a significant obligor. Please confirm that you will also include any group of affiliated obligors, related properties or affiliated lessees relating to

any pool asset or group of pool assets as a significant obligor. Refer to Item 1101(k) of Regulation AB.

Description of the Mortgage Pool

Delinquency Information, page 144

9.   We note that you have bracketed the entirety of your delinquency information disclosure. Please revise to remove the brackets around the delinquency methodology or tell us why the delinquency methodology is subject to change.

Transaction Parties

The Sponsors and Mortgage Loan Sellers – Barclays Bank PLC – Review of Barclays Mortgage Loans, page 171

10.   We note your statement that third parties will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

[Credit Risk Retention], page 183

11.   Please include a placeholder or confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found. Refer to Rules 4(c)(1)(ii) and 4(c)(2)(ii) of Regulation RR (17 CFR Part 246).

12.   Please confirm that you will file the certification relating to qualifying CRE loans if you intend to use the exemption under the risk retention rules. Refer to Rule 17(a)(10) of Regulation RR.

Pooling and Servicing Agreement

Termination of Servicer and Special Servicer for Cause, page 301

13.   We note the following statement on page 304 "[i]t is understood and intended, and expressly covenanted by each Certificateholder … that no one or more Certificateholders will have any right in any manner whatsoever by virtue of any provision of the PSA or the certificates to affect, disturb or prejudice the rights of the holders of any other of such

certificates … or to enforce any right under the PSA or the certificates, except in the manner provided in the PSA or the certificates and for the equal, ratable and common benefit of all Certificateholders." Please tell us what you mean by a certificateholder being prohibited from exercising or enforcing any right by virtue of a provision in the PSA if such exercise affects, disturbs, or prejudices the rights of another certificateholder. Please also confirm that the statement above does not mean that a certificateholder is waiving any rights afforded to investors under the federal securities laws.

Dispute Resolution Provisions, page 308

14.   We note your disclosure that the dispute resolution provisions described in the prospectus apply in the event the repurchase request is not "resolved" within 180 days after the mortgage loan seller received the repurchase request. We note your further disclosure that the definition of "resolved" includes "(vii) with respect to any Mortgage Loan subject to a Repurchase Request, an Asset Review was performed and the Asset Review Report states that no Tests were failed for the Mortgage Loan." This limitation on the availability of dispute resolution appears inconsistent with the shelf eligibility requirement. Please revise accordingly. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) ("while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision.").

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3731 if you have questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: Daniel Vinson, Esq.
        Barclays Capital

        Anna Glick, Esq.
        Cadwalader, Wickersham & Taft LLP